Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Manager Toolkit • April 2011

CONFIDENTIAL

DISCUSSION GUIDE

This Merger Communications Manager Toolkit has been developed to help you lead a discussion with your employees about the company’s planned transaction with Nicor. In addition to complementing the electronic updates employees receive, such a discussion will foster an environment that supports open and ongoing dialogue about the merger. It is for this reason that you are being asked to incorporate a discussion about the planned merger into a regular meeting with your employees before the end of April. A quarter removed from hearing about the merger from senior executives late last year, it is an ideal opportunity to reiterate the business drivers of the merger,  review the merger milestones and discuss the integration planning process with your employees.

This update of the Merger Communications Manager Toolkit includes the following items, which you are encouraged to review in advance of your team meeting:

Employee Handout (sent via interoffice mail)
Designed to complement a conversation about the merger, it is not designed to stand alone. Please do not distribute it in place of a discussion with your employees.

PowerPoint Presentation and Script
A quick merger update, including the status of merger milestones and an overview of the integration planning process. To access the script, click on ‘view’ in the toolbar and select ‘Notes Pages.’

Key Management Messages
A summary of top management messages about the merger.

What We Know and Don’t Yet Know
A quick reference guide to help you reinforce what we do know in the midst of so much uncertainty.

Q&A Summary
A compilation of all merger-related questions and answers published to date, arranged by topic.

Consistency of message throughout the enterprise is critical to a successful integration effort. It’s important for all audiences – both internal and external – to hear messages that are consistent and congruent. Please do not embellish or stray into topics not covered either in this kit or in previously documented communications (which can be found on the Merger Communications page of Planet).  If you would like more information about any of the topics covered, check the Merger Communications page of Planet or contact your senior executive.

Your leadership is vital to a successful merger experience for your team. It’s helpful to proactively engage in conversation with your employees about the merger and to acknowledge that this transition period is likely to create some uncertainty that may remain until the integration process is complete.

It’s also important to listen to and acknowledge employees’ questions and concerns, even if you are unable to fully address them. You are likely to be asked questions to which you don’t yet have the answers.  It’s okay to admit that you don’t have all the answers.  Please use this response in those situations:

“That’s a great question and I understand why knowing the answer is important to you.  At this point, we’re very early in the process; there’s a lot of work ahead that our companies need to do in order to answer your question fully.  Our commitment to you is that we will answer all of your questions as quickly and completely as possible, and will keep you informed of important developments.”

The merger mailbox (merger@aglresources.com) is an additional resource for questions. You can encourage employees to submit questions themselves or you may submit questions for them. As we are able, we will address questions sent to the mailbox in Merger Update communications or in the FAQs on the Merger Communications page of Planet.

As you begin to have more frequent communications about the merger, it is important to be aware of the company’s responsibilities with regard to SEC compliance. Any distributed communication (electronic or print) about the merger must be filed with the SEC, through the close of the merger. Because of this requirement, it is important that you use only approved and provided merger communications materials with both internal and external audiences. Should you have a pressing need to include merger information in an email, document or presentation – even if the information is considered public knowledge – such a use must be reviewed in advance. Contact Yvonne Merkel (ymerkel@aglresources.com) for assistance with or questions about merger communications.

Finally, your feedback about your merger-related discussions with your team members will help us develop better materials going forward and continue to bring you the tools and information you need to have these conversations. After you share the information in this version of the Manager Toolkit with your employees, please go to http://home/mergercommunications.asp and complete the brief survey in the Manager Toolkit section before May 16th to confirm you have held this discussion with your team and to provide us valuable feedback about your experience.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, our ability to execute a successful integration process. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a preliminary joint proxy statement of AGL Resources and Nicor that also constitutes a preliminary prospectus of AGL Resources. AGL Resources and Nicor will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and  its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.